FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Attached hereto and incorporated by reference herein are the following documents:

1.	The Registrant’s Notice of Annual General Meeting of Shareholders and Proxy Statement for its 2003 Annual General Meeting.

2.	A copy of the Proxy Card with respect to the Registrant’s 2003 Annual General Meeting.

*       *       *       *       *       *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH LTD.

Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 81101, Israel

May 23, 2003

Dear Shareholder:

You are cordially invited to attend the Annual General Meeting of Shareholders of Orbotech Ltd. to be held at 10:00 a.m., Israel time, on Thursday, June 26, 2003, at Orbotech’s offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

You will be asked at this meeting to take action on the matters set forth in the attached Notice of Annual General Meeting of Shareholders. The Board of Directors is recommending that you vote “FOR” the election of all of the nominees to the Board of Directors and “FOR” Items 2, 4 and 5 specified on the enclosed form of proxy, and the Audit Committee of the Board of Directors is recommending that you vote “FOR” Items 3 through 5 specified on the enclosed form of proxy.

At the meeting, a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting. If you do plan to attend we ask that you bring with you some form of personal identification and confirmation of your status as a shareholder as of the close of business on May 19, 2003, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

Yochai Richter

Chief Executive Officer

ORBOTECH LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Yavne, Israel

May 23, 2003

Notice is hereby given that the Annual General Meeting of Shareholders (the “2003 Annual General Meeting” or the “Meeting”) of Orbotech Ltd. (the “Company”) will be held on Thursday, June 26, 2003, at 10:00 a.m., Israel time, at the Company’s offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, for the following purposes:

(1)	To elect five directors to the Board of Directors, including two who will serve as “external directors”;

(2)	To receive and consider the Directors’ Report for the fiscal year ended December 31, 2002, and to receive, consider and approve the Auditors’ Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2002;

(3)	To re-appoint the Company’s auditors for the fiscal year ending December 31, 2003, and until the next annual general meeting, and to authorize the Board of Directors to determine the remuneration of the auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board of Directors;

(4)	To approve the transfer of 600,000 Ordinary Shares reserved for purposes of the Company’s 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001) to the Orbotech Ltd. Employee Share Ownership and Option Plan (2000);

(5)	To ratify and approve by separate vote: (i) the engagement of the Chairman of the Board of Directors of the Company as a consultant and advisor to the Company and the payment of remuneration, including the grant of an option, to him in connection therewith and application of the election of capital gains tax treatment under Israeli tax laws with respect to such option; (ii) the terms, and payment pursuant to such terms, of the annual bonus for 2003, and the grant of an option, to a director of the Company, who is also the Chief Executive Officer of the Company, and application of the election of capital gains tax treatment under Israeli tax laws with respect to such option; (iii) changes in the compensation of, including the grant of options to, the Company’s external directors and application of the election of capital gains tax treatment under Israeli tax laws with respect to such options; (iv) changes in the compensation of the other members of the Audit Committee of the Board of Directors; and (v) the application of the election by the Company of capital gains tax treatment for employee options under Israeli tax laws to options awarded to directors in the future; and

(6)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on May 19, 2003, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the 2003 Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 62 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Company’s share register.

By Order of the Board of Directors

`
Shlomo Barak Chairman of the Board of Directors	Yochai Richter Chief Executive Officer

The Annual Report of the Company for the fiscal year ended December 31, 2002, including financial statements, is enclosed but is not a part of the proxy solicitation material.

ORBOTECH LTD.

Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 81101, Israel

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, NIS 0.14 nominal value per share (“Ordinary Shares”), of Orbotech Ltd. (“Orbotech” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the Company’s 2003 Annual General Meeting of Shareholders (the “2003 Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, June 26, 2003, at 10:00 a.m., Israel time, at Orbotech’s principal executive offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

It is proposed that at the 2003 Annual General Meeting the following resolutions be adopted: (a) five persons, including two who will serve as “external directors”, be elected to the Board of Directors; (b) the Directors’ Report for the fiscal year ended December 31, 2002, be received and considered, and the Auditors’ Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2002, be received, considered and approved; (c) the independent auditors of the Company be re-appointed for the fiscal year ending December 31, 2003, and until the next annual general meeting, and the Board of Directors be authorized to determine the remuneration of the auditors for the current fiscal year in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board of Directors (the “Audit Committee”); (d) the transfer of 600,000 Ordinary Shares reserved for purposes of the Company’s 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001) (the “1995 Plan”) to the Orbotech Ltd. Employee Share Ownership and Option Plan (2000) (the “2000 Plan”) be approved; and (e) the decisions of the Audit Committee and of the Board of Directors with respect to: (i) the engagement of the Chairman of the Board of Directors of the Company as a consultant and advisor to the Company and the payment of remuneration, including the grant of an option, to him in connection therewith and application of the election of capital gains tax treatment under Israeli tax laws with respect to such option; (ii) the terms, and payment pursuant to such terms, of the annual bonus for 2003, and the grant of an option, to a director of the Company, who is also the Chief Executive Officer of the Company, and application of the election of capital gains tax treatment under Israeli tax laws with respect to such option; (iii) changes in the compensation of, including the grant of options to, the Company’s external directors and application of the election of capital gains tax treatment under Israeli tax laws with respect to such options; (iv) changes in the compensation of the other members of the Audit Committee; and (v) the application of the election by the Company of capital gains tax treatment for employee options under Israeli tax laws to options awarded to directors in the future, be ratified and approved.

The affirmative vote of shareholders represented and voting at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of the proposed resolutions, provided, with respect to the election of the external directors, that such majority includes at least one-third of the shareholders who are not controlling shareholders who are present and voting or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the Company. The Company is not currently aware of any controlling shareholders as such term is defined for purposes of Israeli company law.

The Company is unaware at this time of any other matters which will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Shares represented by executed and unrevoked proxies will be voted.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy or as provided in the preceding paragraph, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting (as specified below), will be voted in favor of all the matters to be presented to the Meeting. In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred if such proxy is either received by the Company at its principal executive offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, at any time prior to the commencement of the Meeting, or received by the Company’s transfer agent in New York, New York, by no later than 5:00 p.m., New York time, on June 25, 2003, the last business day immediately preceding the date of the Meeting. Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

Proxies for use at the Meeting are being solicited by the Board of Directors. Only shareholders of record at the close of business on May 19, 2003, will be entitled to notice of, and to vote at, the 2003 Annual General Meeting. Proxies are being mailed to shareholders on or about May 23, 2003, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, facsimile transmission, electronic mail or other personal contact. The Company will bear the costs of the solicitation of proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding at the close of business on May 19, 2003, 31,976,003 Ordinary Shares(1), each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two members present in person or by proxy, and holding or representing between them Ordinary Shares conferring in the aggregate more than 50% of the voting rights of the Company, shall constitute a quorum at the Meeting. If within one-half hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to the same day one week later at the same time and place. At any such adjourned Meeting any members present in person or by proxy shall constitute a quorum even if they hold or represent shares conferring 50% or less of the voting rights of the Company.

(1)	Does not include a total of 7,345,753 Ordinary Shares, 5,937,726 of which were subject to outstanding stock options granted pursuant to the Company’s stock option plans (options for 2,327,674 of which had vested), and 1,408,027 of which (including 4,250 that had been designated but not yet priced) remained available for future option grants pursuant to such plans, as described under the heading “Beneficial Ownership of Securities by Certain Beneficial Owners and Management”.

Also does not include 483,000 Ordinary Shares purchased by the Company during 2000 and held as treasury shares under Israeli law. For as long as such Ordinary Shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for any meetings of shareholders of the Company.

Unless otherwise stated, all share and option data presented in this Proxy Statement have been adjusted to give effect to the issues of bonus shares (equivalent to three-for-two stock splits) by the Company in November 1999 and September 2000.

In determining whether there is a quorum for the Meeting and whether the required number of votes for the approval of any given proposal has been cast, a distinction is made between abstentions and broker non-votes. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority. Shares subject to broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to the applicable proposal, are not counted as being present or as having been voted in respect thereof. Shares subject to abstentions are also not treated as having been voted in respect of the applicable proposal, but they are counted as being present for all purposes.

BENEFICIAL OWNERSHIP OF SECURITIES BY

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of May 19, 2003 (except as noted below), concerning (i) the only persons or entities known to the Company beneficially to own more than 5% of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all directors and officers as a group.

Identity of Person or Group	Number of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Harris Associates L.P. (2) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	3,836,300	12.00%

Capital Research and Management Company (3) 333 South Hope Street Los Angeles, California 90071	3,581,500	11.20%

Capital Group International, Inc. (4) 11100 Santa Monica Boulevard, Suite 1500 Los Angeles, California 90025	3,115,500	9.74%

J. & W. Seligman & Co. Incorporated (5) 100 Park Avenue New York, New York 10017	2,996,029	9.37%

FMR Corp. (6) 82 Devonshire Street Boston, Massachusetts 02109	2,833,500	8.66%

All directors and officers as a group (consisting of 15 persons) (7), (8)	3,131,594	9.70%

(1)	The Company had outstanding, on May 19, 2003, 31,976,003 Ordinary Shares. This number does not include a total, as at that date, of 7,345,753 Ordinary Shares, 5,937,726 of which were subject to outstanding stock options granted pursuant to the Company’s stock option plans (of which 2,327,674 had vested) and 1,408,027 of which (including 4,250 that had been designated but not yet priced) remained available for future option grants pursuant to such plans, comprised of:

(a)	947,389 Ordinary Shares issuable pursuant to options under the Company’s Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999) (the “1992 Plan”), all of which were subject to options that had been granted (of which 801,972 had vested);

(b)	3,073,989 Ordinary Shares issuable pursuant to options under the 1995 Plan, of which:

(i)	2,011,019 Ordinary Shares were subject to options that had been granted (of which 869,430 had vested); and

(ii)	1,062,970 Ordinary Shares (including 2,250 that had been designated but not yet priced) remained available for future option grants pursuant to the 1995 Plan;

(c)	24,375 Ordinary Shares issuable pursuant to an option granted to a consultant to the Company under the Stock Option Plan for Consultants of Orbotech Ltd. (1998) (the “1998 Plan”), which had fully vested; and

(d)	3,300,000 Ordinary Shares issuable pursuant to options under the 2000 Plan, of which:

(i)	2,954,943 Ordinary Shares were subject to options that had been granted (of which 631,897 had vested); and

(ii)	345,057 Ordinary Shares (including 2,000 that had been designated but not yet priced) remained available for future option grants pursuant to the 2000 Plan.

Also does not include 483,000 Ordinary Shares purchased by the Company during 2000 and held as treasury shares under Israeli law. For so long as such Ordinary Shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

(2)	As of December 31, 2002, based on reports filed with the United States Securities and Exchange Commission (the “SEC”) dated February 6, 2003. These reports indicated shared voting power as to all 3,836,300 Ordinary Shares, sole dispositive power as to 1,570,100 of such Ordinary Shares and shared dispositive power as to 2,266,200 of such Ordinary Shares. Harris Associates L.P. serves as an investment advisor to the Harris Associates Investment Trust which, through its various series, had shared and dispositive power as to 3,266,200 of such Ordinary Shares, including 2,041,200 Ordinary Shares beneficially owned by The Oakmark International Fund, a series of the Harris Associates Investment Trust.

(3)	As of December 31, 2002, based on a report filed with the SEC dated February 10, 2003. This report indicated sole dispositive power as to all 3,581,500 Ordinary Shares by Capital Research and Management Company (“CRMC”), a registered investment advisor to various registered investment companies. CRMC disclaims beneficial ownership as to all Ordinary Shares reported.

(4)	As of December 31, 2002, based on a report filed with the SEC dated February 10, 2003. This report indicated sole voting power and sole dispositive power as to all 3,115,500 Ordinary Shares by Capital Group International (“CGII”), sole voting power as to 811,225 of such Ordinary Shares and sole dispositive power as to 3,100,950 of such Ordinary Shares by Capital International, Inc. (“CII”), a registered investment advisory subsidiary of CGII, and sole voting power as to 2,289,725 of such Ordinary Shares by Emerging Markets Growth Fund, Inc., a registered investment company for which CII acts as investment advisor. CGII and CII disclaim beneficial ownership as to all Ordinary Shares reported.

(5)	As of December 31, 2002, based on a report filed with the SEC dated February 11, 2003. The report indicated shared voting power as to 2,993,629 Ordinary Shares and shared dispositive power as to all 2,996,029 Ordinary Shares by J. & W. Seligman & Co. Incorporated (“JWS”) and by William C. Morris, the owner of a majority of the outstanding voting securities of JWS. The report also indicated shared voting power and shared dispositive power as to 2,640,000 of such Ordinary Shares by Seligman Communications & Information Fund, Inc., a fund for which JWS acts as an investment advisor.

(6)	As of December 31, 2002, based on a report filed with the SEC dated February 14, 2003. The report indicated sole dispositive power as to all 2,833,500 Ordinary Shares by FMR Corp. and by Edward C. Johnson 3rd and Abigail P. Johnson, who are part of a controlling group of FMR Corp. FMR Corp. controls Fidelity Management & Research Company, a registered investment advisor which is also a beneficial owner of such 2,833,500 Ordinary Shares, all of which are also beneficially owned by Fidelity Low Priced Stock Fund, a registered investment company.

(7)	Includes 319,344 Ordinary Shares issuable upon the exercise of vested options referred to in footnote (1) above but does not include Ordinary Shares which may become issuable upon the exercise of those options referred to in footnote (1) above which have not yet vested, except to the extent the options become exercisable within 60 days. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

(8)	This number does not include: (a) 299,122 Ordinary Shares held by Ormat Industries Ltd. (“Ormat”), which Mrs. Yehudit Bronicki, who is a member of the Board of Directors, may be deemed beneficially to own by virtue of her shareholdings in, and position with, Ormat; or (b) Ordinary Shares issuable pursuant to unvested options outstanding as of May 19, 2003, other than those included pursuant to footnote (7) above.

Item 1.    Election of Directors

The Articles of Association of the Company (the “Articles”) provide that the minimum number of members of the Board of Directors is three and the maximum number is eleven. The Board of Directors is presently comprised of nine members. Seven of these directors are designated into one of the three different classes, Class I Directors, Class II Directors and Class III Directors, with one class being elected each year at the Company’s annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office.

At the Meeting, the Class II Directors currently in office are candidates for re-election for a term expiring at the Company’s annual general meeting to be held in 2006. Two of the Company’s nine directors serve as external directors under the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) (discussed below). Their appointments were ratified and approved by the shareholders at the Company’s 2000 annual general meeting of shareholders. The two external directors currently in office are also candidates for re-election at the Meeting to serve for an additional term of three years.

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as “external directors”. No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (which term includes a director).

In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director or if the person is a member or employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender.

External directors are elected for a term of three years and may be re-elected for one additional three-year term. Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors is required to include at least one external director and its audit committee must include all external directors.

External directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the company. Notwithstanding the above, regulations under the Companies Law provide that with respect to companies such as the Company, whose shares are traded on a stock exchange outside of Israel, the board of directors was permitted to determine that a director appointed prior to February 1, 2000 (the effective date of the Companies Law), who met the above qualifications, be deemed an external director even if the person served as a director when the Companies Law became effective. In such case shareholder approval was not required.

At its meeting held on June 21, 2000, the Board of Directors designated and appointed Dr. Michael Anghel and Mr. Gideon Lahav (who had served on the Board of Directors since 1986 and 1998, respectively) to serve as external directors in accordance with the provisions of the Companies Law and regulations thereunder, for a term of three years, which expires on June 20, 2003.

Under the Companies Law an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

In accordance with the Articles, any vacancies on the Board of Directors, including unfilled positions, may be filled by a majority of the directors then in office, and each director appointed in this manner would hold office until the end of the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for any of them) will be voted for the election of the five nominees named below, all of whom currently serve as directors of the Company. The three Class II Directors will each hold office until the expiration of their respective terms of appointment and until their respective successors shall have duly taken office unless the office is earlier vacated under any relevant provisions of the Articles. The external directors will hold office until the expiration of their respective terms of appointment unless the office is earlier vacated due to the directors’ resignation or pursuant to the Companies Law. In the event any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

Set forth below is information, as at May 19, 2003, concerning the directors of the Company.

Nominees for terms expiring in 2006

    Class II Directors whose current terms expire at the 2003 Annual General Meeting

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)		Percentage of Ordinary Shares Outstanding(1)
Shlomo Barak	Industrial Promotor	November 19, 1938	1981		3,375		(2)

Uzia Galil	President and Chief Executive Officer of Uzia Initiatives and Management Ltd.	April 27, 1925	1981		13,875		(2)

Dr. Shimon Ullman	Head of Applied Mathematics Department of the Weizmann Institute of Science; Chief Scientist of Orbotech	January 28, 1948	1992		116,730		(2)

External Directors whose current terms expire on June 20, 2003

Dr. Michael Anghel (3)(4)	Executive	January 13, 1939	1986	(5)	3,375		(2)

Gideon Lahav (3)(4)	Company Director and Consultant	December 9, 1929	1998		3,375		(2)

Continuing directors

Class I Directors whose current terms expire at the annual general meeting in 2005

Dan Falk (3)(4)	Company Director and Consultant	January 1, 1945	1997		13,375		(2)

Yochai Richter (6)	Chief Executive Officer of Orbotech	September 17, 1942	1992		1,315,755		4.11%

Class III Directors whose current terms expire at the annual general meeting in 2004

Yehudit Bronicki	Managing Director of Ormat	December 29, 1941	2000	(7)	3,375	(8)	(2)

Dr. Jacob Richter (6)	Chairman of the Board of Directors of Medinol Ltd.	December 24, 1945	1997	(9)	1,409,130		4.41%

(1)	The number and percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act. Includes 75,000 Ordinary Shares (in the case of Yochai Richter) and 3,375 Ordinary Shares (in the case of each other director) subject to vested but unexercised options.
(2)	Less than 1%.
(3)	Member of the Audit Committee.
(4)	Member of the Remuneration Committee of the Board of Directors (the “Remuneration Committee”).
(5)	Dr. Anghel resigned as a director of the Company as of October 27, 1992, and was re-appointed as a director of the Company on November 19, 1992.

(6)	Yochai Richter and Jacob Richter are brothers.
(7)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.
(8)	Does not include 299,122 Ordinary Shares held by Ormat, which Mrs. Bronicki may be deemed beneficially to own by virtue of her beneficial shareholdings in, and position with, Ormat.
(9)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993.

* * * * * * * * * *

Dr. Shlomo Barak has been the Chairman of the Board of Directors since August 1996 and served as Co-Chairman of the Board of Directors from October 1992 to November 1994. Dr. Barak is an industrial promoter and was a founder, as well as the President, Chief Executive Officer and a director of the Company, from its formation in 1981 until October 1992. Prior to the Company’s formation, Dr. Barak was Vice President for Research and Development and Engineering for four years at El-Op Ltd., an Israeli manufacturer of electro-optical systems for military and commercial applications, where he was employed for ten years. Dr. Barak currently serves as chairman of the board of directors of B.G. Negev Technologies & Applications Ltd., an Israeli company established to facilitate the commercial application of new technologies developed at Ben-Gurion University of the Negev in Israel (“Ben-Gurion University”). Dr. Barak holds a bachelor’s degree in mathematics and physics and a master’s degree and a doctorate in physics, all from the Hebrew University of Jerusalem (the “Hebrew University”).

Yochai Richter has been the Chief Executive Officer since November 2002 and was the President and Chief Executive Officer from November 1994 to November 2002. He has been a member of the Board of Directors since October 1992 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was a member of the board of directors and a managing director of Orbot Systems Ltd. (“Orbot”) from its organization in 1983 until the acquisition by the Company, in 1992, of all of the outstanding shares of Orbot (the “Merger”). He received his degree in mathematics from the Technion-Israel Institute of Technology (the “Technion”) in Haifa in 1972.

Dr. Michael Anghel is the founder and managing director of CAP Ventures Ltd., an Israeli company operating and investing in the area of Israeli advanced technology ventures. He is also the founder and chief executive officer of PassOver Inc., a telecommunications venture combining cellular and cable infrastructures. From 1977 to May 1999, he served as director and senior manager of Discount Investment Corporation Ltd. (“DIC”), an Israeli corporation, and as managing director of DIC Communication and Technology Ltd., a wholly owned subsidiary of DIC. In addition, during this period he served on the boards of directors of a number of Israeli Nasdaq listed companies connected with DIC and PEC Israel Economic Corporation, a Maine corporation, including Elron Electronic Industries Ltd. (“Elron”), Elscint Ltd., Elbit Medical Imaging Ltd., Nice Systems Ltd. (“Nice”) and Gilat Satellite Networks Ltd. Dr. Anghel has been instrumental in founding several major Israeli communications operating companies including the principal Israeli cable television company (Tevel Israel International Communications Ltd.) and the Israeli cellular telephone company Cellcom Israel Ltd., as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a member of the faculty of the Graduate School of Business Administration of Tel Aviv University, with which he is still affiliated. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

Yehudit Bronicki has, since 1991, been the Managing Director of Ormat, an Israeli manufacturer and developer of renewable energy power plants, which she co-founded in 1965. Mrs. Bronicki is a member of the boards of directors of Ormat Technologies, Inc. and its subsidiaries, OPTI Canada Inc. and Bet Shemesh Engines Ltd. She was also a member of the Advisory Board of the Bank of Israel between 1994 and 1999. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as the chairman of the board of directors of Atara Technology Ventures Ltd., an Israeli company engaged in investment in advanced technology enterprises. He is also a member of the boards of directors of Nice, Dor Chemicals Ltd., Orad Ltd., Attunity Ltd., Advanced Vision Technology Ltd., Visionix Ltd., Medcon Ltd. and Ramdor Ltd., all of which are Israeli companies, and of Netafim Irrigation Equipment & Drip Systems, which is an Israeli co-operative society. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was Executive Vice President of Orbotech from August 1995 to July 1999, and between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. Prior thereto he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd. (“IDB”), prior to joining Orbot

Uzia Galil was the Chairman of the Board of Directors from the Company’s formation until October 1992. Mr. Galil currently serves as the president and chief executive officer of Uzia Initiatives and Management Ltd., an Israeli company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical informatics, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as the president and chief executive officer of Elron, an Israeli high technology holding company, where he also served as chairman of the board. From January 1981 until leaving Elron, Mr. Galil also served as chairman of the board of directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the boards of directors of Elbit Systems Ltd., a defense electronic affiliate of Elron, and all of the other private companies held in the Elron portfolio. Mr. Galil currently serves as chairman of the board of directors of Zoran Corporation, a Delaware corporation engaged in the provision of digital solutions-on-a-chip for applications in the field of consumer electronics, and as a member of the boards of directors of NetManage, Inc., a Delaware corporation engaged in host access and host integration solutions, and Partner Communications Company Ltd., an Israeli cellular telephone company. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil received a bachelor of science degree from the Technion and a master’s degree in electrical engineering from Purdue University. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizmann Institute of Science (the “Weizmann Institute”), an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from Ben-Gurion University. Mr. Galil is also a recipient of the Israel Prize.

Gideon Lahav serves as a member of the boards of directors of Delta Galil Ltd., Israel Petrochemical Industries Ltd., Tempo Beer Industries Ltd., DIC and Paz Oil Company Ltd. From 1991 to 1997 he served as the chairman of the boards of directors of IDB and its major banking subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Mortgage Bank Ltd. From 1986 to 1991 he served as the managing director of IDB and, from 1979 to 1986, as its deputy general manager. From 1974 to 1979 Mr. Lahav held the position of general manager of Barclays Discount Bank Ltd. (subsequently renamed Mercantile Discount Bank Ltd.). Between 1953 and 1974 he served in various capacities with the Government of Israel, including with the Ministry of Finance and the Ministry of Foreign Affairs, and, from 1969 to 1974, as the Director General of the Ministry of Industry and Trade. Mr. Lahav received his bachelor’s degree in economics from the Hebrew University in 1953.

Dr. Jacob Richter serves as the chairman of the board of directors and chief technology officer of Medinol Ltd., an Israeli company that designs, manufactures and sells stents, and has been a director of that company since 1993. He was managing director of Marathon—Capital Development Fund Ltd., an Israeli venture capital fund, from 1992 to 1994 and was director of marketing of Orbot from January 1992 until consummation of the Merger. Previously, he was director of new product development of Orbot from January 1990 until 1992 and director of product development of Orbot from 1986 until 1990. Prior to joining Orbot he was head of research and development of the Israeli Air Force. He holds a doctorate in brain research from Tel Aviv University and has worked as a post-doctoral and research fellow at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology (“MIT”).

Dr. Shimon Ullman is employed on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc. He has been Chief Scientist of the Company since October 1992 and was chief scientist of Orbot from its organization in 1983 until consummation of the Merger. Dr. Ullman is currently head of the Applied Mathematics Department of the Weizmann Institute and was previously a full professor at the Artificial Intelligence Laboratory of MIT.

Alternate Directors

The Articles provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director provided such appointment is approved by a majority of the directors then in office, and may remove such alternate. Any alternate director shall be entitled to notice of meetings of the Board of Directors and of relevant committees and to attend and vote accordingly, except that the alternate has no standing at any meeting at which the appointing director is present or at which the appointing director is not entitled to participate as provided in the Companies Law. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director, as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. At present, there are no appointments of alternate directors in effect.

The Articles also provide that the Board of Directors may delegate any, or substantially all, of its powers to one or more committees of the Board of Directors, and may entrust to and confer upon a Managing Director such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to issue shares, to grant options to purchase shares or to approve the financial statements) may not be delegated, and may be exercised only, by the Board of Directors.

Audit and Remuneration Committees

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors, any director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. The responsibilities of the audit committee include identifying flaws in the management of a company’s business, making recommendations to the board of directors as to how to correct them and deciding whether to approve actions or transactions which by law require audit committee approval. An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which the approval is granted.

The Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out these duties, the Audit Committee meets at least once in each fiscal quarter with management at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board of Directors. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews, and either approves or disapproves, all audit and non-audit services provided by them. The Company’s external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with its external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so. Each member of the Audit Committee is an “independent director” in accordance with the Nasdaq National Market (“Nasdaq”) listing standards.

Under the provisions of the Sarbanes-Oxley Act of 2002, the Audit Committee will be responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board of Directors, and the Company’s shareholders have done so in the past. Accordingly, the appointment of the external auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the external auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board of Directors and approved by either the shareholders or the Board of Directors, as the case may be.

The role of the Remuneration Committee is to provide assistance and make independent recommendations to the Board of Directors concerning matters related to the compensation of directors and certain executive employees of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually at least once in each fiscal quarter). The Remuneration Committee is also authorized to administer the Company’s employee option plans. Under the Companies Law, the Remuneration Committee may only make recommendations to the Board of Directors concerning the grant of options and may need to seek the approval of the Audit Committee, the Board of Directors and the shareholders for certain compensation decisions.

Certain Transactions

On the closing date of the Merger, the Company and certain former shareholders of Orbotech and Orbot, including Messrs. Richter and Falk, Dr. Richter and Dr. Ullman, entered into a registration rights agreement (the “Registration Rights Agreement”) under which the Company agreed, under certain circumstances, to register for sale under the United States Securities Act of 1933 (the “U.S. Securities Act”) the Ordinary Shares owned by such shareholders. All expenses incurred in effecting registrations under the Registration Rights Agreement were to be paid by the Company, other than incremental registration and filing fees, underwriting discounts and commissions and the fees and disbursements of counsel to such shareholders, which were to be paid by such shareholders.

Subject to a certain minimum number of Ordinary Shares to be offered and to certain procedural requirements, such shareholders had the right to require the Company to register Ordinary Shares under the U.S. Securities Act, but the Company was not required to file more than one registration statement under the U.S. Securities Act each year at the request of such shareholders, nor to file more than two such registrations during the term of the Registration Rights Agreement at the request of the former shareholders of Orbot. Additionally, subject to certain procedural requirements and marketing restrictions, such shareholders had the right to participate in registrations otherwise made by the Company under the U.S. Securities Act. The Company agreed to indemnify the shareholders against certain liabilities, including liabilities under the U.S. Securities Act, in connection with any registered offerings in which they participated. The Registration Rights Agreement terminated on October 27, 2002.

Yochai Richter has an employment agreement with the Company pursuant to which he serves as “general manager”. The agreement is terminable by Mr. Richter on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his previous monthly salary plus certain benefits. He would also receive severance pay equal to 150% of his last monthly salary payment times the number of years employed (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause (in which case his severance payment would be between zero and half such amount).

The Audit Committee and the Board of Directors have approved a proposal pursuant to which the Company would engage Dr. Shlomo Barak, who is the Chairman of the Board of Directors, as a consultant and advisor to the Company. This proposal is discussed in further detail in Item 5(i) below.

Executive Remuneration

The following table sets forth, with respect to all directors and officers of the Company as a group, all remuneration paid by the Company during the fiscal year ended December 31, 2002:

	Cash and cash equivalent forms of remuneration
	Salaries, fees, directors’ fees, commissions and bonuses	Securities or property, insurance benefits or reimbursement and personal benefits
All directors and officers as a group (consisting of 17 persons, including two persons who are no longer directors or officers)	$2,453,774	$439,116

On August 28, 2000, the shareholders of the Company approved the awards of options to purchase a total of 204,000 Ordinary Shares to the directors of the Company, pursuant and subject to the terms of the 2000 Plan. These awards are comprised of an option to the Chief Executive Officer of the Company (who is also a director of the Company) to purchase 150,000 Ordinary Shares and options to purchase 6,750 Ordinary Shares to each of the other eight directors of the Company. These options are all at an exercise price of $66.42 per Ordinary Share, vest over a four year period and will expire on August 27, 2005. As at May 19, 2003, each such option had vested as to 50% of the Ordinary Shares subject thereto.

In addition, on November 8, 2001, the shareholders of the Company approved the awards of options to purchase a total of 168,500 Ordinary Shares to those directors of the Company who are not external directors of the Company, pursuant and subject to the terms of the 2000 Plan. These awards are comprised of an option to the Chief Executive Officer of the Company to purchase 125,000 Ordinary Shares and options to purchase 7,250 Ordinary Shares to each of the other six non-external directors of the Company (one of whom is an officer of the Company). These options are all at an exercise price of $22.27 per Ordinary Share, vest over a four year period and will expire on November 7, 2006. As at May 19, 2003, none of these options had vested. None of the directors holds any other options to purchase Ordinary Shares.

The Audit Committee and the Board of Directors have approved proposals pursuant to which the Company would grant additional options to certain directors. These proposals are discussed in further detail in Items 5(i), 5(ii) and 5(iii) below.

The amounts referred to in the remuneration table above do not include the value of options awarded to the directors or officers of the Company.

Options to Purchase Securities from the Company

(a)    General

The Company presently administers three employee stock option plans—the 1992 Plan, which was adopted in order to enable the Israeli employees of the Company to obtain the benefit of certain provisions of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”); the 1995 Plan, which was adopted to provide for the grant of options to employees of the Company’s foreign subsidiaries; and the 2000 Plan, which was adopted to provide incentives to employees, officers, directors and/or consultants of the Company and certain other related entities by providing them with the opportunity to purchase shares of the Company. The Company has also granted an option to a consultant of the Company pursuant to the 1998 Plan.

Under these plans, options usually vest as follows: 50%—after two years from the effective date of grant; 75%—after three years; and 100%—after four years. In June 2000, the Board of Directors adopted a general policy not to award options under any of the Company’s option plans at less than the fair market value of the Ordinary Shares at the time of the grant, and also resolved that all newly awarded options under any of these plans shall expire not later than five years after their respective grant dates. Options under all of these plans also generally expire when the grantee ceases to be an employee of, or consultant to, the Company or any of its subsidiaries. New options may be awarded under a given option plan in respect of Ordinary Shares previously subject to cancelled or expired options, provided that the relevant option plan has not terminated.

(b)    The 1992 Plan

On January 23, 1992, in order to enable the Israeli employees of the Company to benefit from the provisions of Section 102 of the Tax Ordinance, the Board of Directors adopted, and the Company’s shareholders subsequently approved, the 1992 Plan, a stock option plan under which, as amended with shareholder approval, options to purchase an aggregate of 3,095,718 Ordinary Shares were, from time to time over the term of the 1992 Plan, available to be awarded to certain key employees of the Company and/or other entities in Israel in which the Company held at least a 50% equity interest. The exercise prices of options granted under the 1992 Plan prior to June 2000 were not less than 85% of the fair market value of the Ordinary Shares on the date of the grant, and such options, if unexercised, expired not later than eight years following the date of grant. The 1992 Plan, which terminated on January 22, 2002 (except as to option awards outstanding on that date), is, subject to the provisions of the Companies Law, administered by the Remuneration Committee.

During 2002, options to purchase a total of 24,150 and 72,130 Ordinary Shares (having respective weighted average exercise prices of $40.11 and $10.54 per share) were cancelled and exercised, respectively, under this Plan. As of May 19, 2003, under this Plan, options to purchase a total of 947,389 Ordinary Shares, expiring on various dates between June 30, 2003 and September 17, 2008 and having a weighted average remaining life of 3.45 years and a weighted average exercise price of $27.43 per share, were outstanding (of which 801,972 with a weighted average remaining life of 3.27 years and a weighted average exercise price of $25.22 per share had vested), and no options to purchase Ordinary Shares remained available for future grants.

(c)    The 1995 Plan

On June 22, 1995, the Board of Directors adopted, and the Company’s shareholders subsequently approved, the 1995 Plan which has been amended from time to time, with shareholder approval when required. Under the 1995 Plan, which is, subject to the provisions of the Companies Law, administered by the Remuneration Committee, options to purchase an aggregate of 3,931,068 Ordinary Shares have, from time to time over the term of the 1995 Plan, been available to be awarded to certain officers, directors, key employees and consultants of subsidiaries of the Company. Options under the 1995 Plan may not be awarded to persons who are also officers, directors or employees of the Company at the time of the award. The 1995 Plan authorizes the granting of “incentive” stock options (“ISO”s) complying with the United States tax provisions for those participants subject to United States tax law, and “nonqualified” stock options which do not comply with such United States tax law provisions. The exercise prices of options granted under the 1995 Plan prior to June 2000 were, in the case of ISOs, not less than 100% of the fair market value of the Ordinary Shares on the date of the grant and, in the case of awards that were not ISOs, not less than 85% of such fair market value. The 1995 Plan will terminate on June 21, 2005 (except as to option awards outstanding on that date).

During 2002, options to purchase a total of 555,719, 291,299 and 80,314 Ordinary Shares (having respective weighted average exercise prices of $19.14, $32.21 and $12.05 per share) were awarded, cancelled and exercised, respectively, under this Plan. As of May 19, 2003, under this Plan, options to purchase a total of 2,011,019 Ordinary Shares, expiring on various dates between May 31, 2003 and April 16, 2010 and having a weighted average remaining life of 4.14 years and a weighted average exercise price of $27.13 per share, were outstanding (of which 869,430 with a weighted average remaining life of 4.83 years and a weighted average exercise price of $29.05 per share had vested), and options to purchase 1,062,970 Ordinary Shares (including 2,250 that had been designated but not yet priced) remained available for future grants (other than to the Company’s directors and officers).

The Audit Committee and the Board of Directors have approved a proposal to transfer 600,000 Ordinary Shares reserved for purposes of the 1995 Plan to the 2000 Plan. For further information, see Item 4 below.

(d)    The 1998 Plan

On April 7, 1998, an option to purchase 33,750 Ordinary Shares was granted without shareholder approval to an independent consultant of the Company under the 1998 Plan at an exercise price of $12.55 per Ordinary Share, and otherwise upon the terms and conditions applicable to grants made under the 1992 Plan. This option vested over a four year period and will expire on April 6, 2006.

During 2002, this option was not exercised as to any Ordinary Shares, nor were additional options to purchase Ordinary Shares either awarded or cancelled under the 1998 Plan. As of May 19, 2003, this option was fully vested as to the remaining 24,375 Ordinary Shares, and no Ordinary Shares remained available for future grants under the 1998 Plan.

(e)    The 2000 Plan

On June 21, 2000, in anticipation of the expiration of the 1992 Plan, the Board of Directors adopted, and the Company’s shareholders subsequently approved, the 2000 Plan, which is intended to provide incentives to employees, officers, directors and/or consultants of the Company and/or of other companies, partnerships or other entities in Israel in which the Company holds at least a 50% equity interest (each a “Related Company”), by providing them with the opportunity to purchase shares of the Company. Under the 2000 Plan, options to purchase an aggregate of 3,300,000 Ordinary Shares may, from time to time, be awarded to any employee, officer, director and/or consultant of the Company or of a Related Company. The 2000 Plan is, subject to the provisions of the Companies Law, administered by the Remuneration Committee, and is designed: (i) to comply with Section 102 of the Tax Ordinance or any provision which may amend or replace it and rules promulgated thereunder and to enable the Company and grantees thereunder to benefit from Section 102 of the Tax Ordinance and the Commissioner’s Rules; and (ii) to enable the Company to grant options and issue shares outside the context of Section 102 of the Tax Ordinance. The 2000 Plan will terminate on June 20, 2010 (except as to option awards outstanding on that date).

During 2002, options to purchase a total of 834,131 and 244,138 Ordinary Shares (having respective weighted exercise prices of $19.82 and $31.92 per share) were awarded and cancelled, respectively, under this Plan. As of May 19, 2003, under this Plan, options to purchase a total of 2,954,943 Ordinary Shares, expiring on various dates between September 30, 2003 and May 14, 2008 and having a weighted average remaining life of 3.30 years and a weighted average exercise price of $30.44 per share, were outstanding (of which 631,897 with a weighted average remaining life of 2.43 years and a weighted average exercise price of $45.52 per share had vested), and options to purchase 345,057 Ordinary Shares (including 2,000 that had been designated but not yet priced) remained available for future grants.

The Audit Committee and the Board of Directors have approved a proposal to transfer 600,000 Ordinary Shares reserved for purposes of the 1995 Plan to the 2000 Plan. For further information, see Item 4 below.

As a result of an amendment to Section 102 of the Tax Ordinance as part of the recent Israeli tax reform, and pursuant to an election made by the Company thereunder (which, insofar as it may apply to options awarded to directors, is being submitted for shareholder approval at the Meeting—see Items 5(i), 5(ii), 5(iii) and 5(v) below), capital gains derived by optionees arising from the sale of shares pursuant to the exercise of options granted to them under the 2000 Plan pursuant to Section 102 after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%. Previously, such gains were taxed as employment income at the employee’s marginal tax rate (which could be up to 50%). However, as a result of this election, the Company will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as the Company had previously been entitled to do under Section 102.

* * * * * * * * * * *

The following table sets forth for all directors and officers of the Company as a group, including all persons who were at any time during the period indicated directors or officers of the Company, certain information in respect of each of the 1992 Plan, the 1995 Plan and the 2000 Plan (expressed in terms of Ordinary Shares except where indicated otherwise) concerning: (i) options granted by the Company between January 1, 2002 and December 31, 2002; (ii) options which were exercised and paid, and cancelled, between such dates; and (iii) options which were unexercised and unpaid on, and as at, December 31, 2002. The table does not include information concerning options under the 1998 Plan since no options have been granted to any directors or officers of the Company under that plan.

	Plan
	1992	1995	2000
Granted:
Number of Ordinary Shares	0	0	152,625
Weighted average exercise price per Ordinary Share	N/A	N/A	$19.40
Year of expiration	N/A	N/A	2007
Exercised/Paid:
Number of Ordinary Shares	33,200	0	0
Weighted average exercise price per Ordinary Share	$10.41	N/A	N/A
Cancelled:
Number of Ordinary Shares	11,250	0	87,750
Weighted average exercise price per Ordinary Share	$36.76	N/A	$24.93
Unexercised/Unpaid:
Number of Ordinary Shares	221,099	34,875	693,750
Weighted average exercise price per Ordinary Share	$24.10	$34.12	$37.94
Weighted average remaining life (years)	3.09	6.30	3.32

The Board of Directors recommends a vote FOR all of the nominees to the Board of Directors including the nominees to serve as external directors.

Item 2.    Consideration of the Directors’ Report and Consideration and Approval of the Auditors’ Report and the Consolidated Financial Statements

At the 2003 Annual General Meeting, the Auditors’ Report, the Directors’ Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2002, will be presented.

It is proposed that at the 2003 Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Directors’ Report for the fiscal year ended December 31, 2002, be, and it hereby is, received and considered, and that the Auditors’ Report and the Consolidated Financial Statements of the

Company and its subsidiaries for the fiscal year ended December 31, 2002, be, and they hereby are, and each hereby is, received, considered and approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 3.    Approval of Re-appointment of Auditors

At the 2003 Annual General Meeting, Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited (“Kesselman”), will be nominated for re-appointment as auditors of the Company for the fiscal year ending December 31, 2003, and until the next annual general meeting. Under the provisions of the Sarbanes-Oxley Act of 2002, the Audit Committee will be responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board of Directors, and the Company’s shareholders have done so in the past. The Audit Committee has reviewed, and is satisfied with, the performance of Kesselman, and has approved their re-appointment as external auditors. Approval of that appointment, as well as authorization of the Board of Directors to determine the compensation of the external auditors, provided such remuneration is also approved by the Audit Committee, is now being sought from the Company’s shareholders.

Kesselman has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of Kesselman. A representative of Kesselman will be present at the Meeting, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.

The following table provides information regarding fees paid by the Company to Kesselman and/or other members of PricewaterhouseCoopers International Limited for all services, including audit services, for the years ended December 31, 2002 and December 31, 2001:

	2002	2001
Audit and Audit Related Fees (1)	$622,000	$522,000
Tax Fees (2)	241,000	206,000

Total	$863,000	$728,000

(1)	Includes fees for statutory audits, consents, assistance with and review of SEC filings and other related matters.

(2)	Includes fees for statutory tax filings and tax advisory services.

It is proposed that at the 2003 Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s auditors, Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, be, and they hereby are, re-appointed as auditors of the Company for the fiscal year ending December 31, 2003, and until the Company’s next annual general meeting, and that the Board of Directors be, and it hereby is, authorized to determine the remuneration of said auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee.”

The Audit Committee recommends a vote FOR approval of the proposed resolution.

Item 4.    Proposal to Transfer 600,000 Ordinary Shares Reserved for Purposes of the 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (as Amended, 1997 1998, 1999, 2000, 2001) to the Orbotech Ltd. Employee Share Ownership and Option Plan (2000)

The Audit Committee and the Board of Directors have, subject to shareholder approval, approved the transfer of 600,000 Ordinary Shares reserved for purposes of the 1995 Plan to the 2000 Plan. As of May 19, 2003, 1,062,970 Ordinary Shares remained available for future grants under the 1995 Plan and 345,057 Ordinary Shares remained available for future grants under the 2000 Plan. The Company expects that it will, during the coming year, grant options for more than the currently available number of Ordinary Shares to Israeli employees under the 2000 Plan, but will not require all the currently available Ordinary Shares for grants under the 1995 Plan. Accordingly, the purpose of this transfer is to enable the Company to meet its anticipated grants in the coming year without increasing the aggregate number of shares available for option awards under all of the Company’s option plans. The Board of Directors has therefore, subject to shareholder approval, adopted amendments to the 1995 Plan and the 2000 Plan which would decrease the total number of Ordinary Shares reserved for purposes of the 1995 Plan from 3,931,068 Ordinary Shares to 3,331,068 Ordinary Shares and would increase the total number of Ordinary Shares reserved for purposes of the 2000 Plan from 3,300,000 Ordinary Shares to 3,900,000 Ordinary Shares. The directors of the Company are eligible grantees under the 2000 Plan and are not eligible grantees under the 1995 Plan. Due to the potential interest of the directors and pursuant to the provisions of these plans, shareholder approval for these amendments is being sought. For information concerning the 1995 Plan and the 2000 Plan, see Item 1—Election of Directors—Options to Purchase Securities from the Company.

It is proposed that at the 2003 Annual General Meeting the following resolution be adopted:

“Resolved:

(a)	that the transfer of 600,000 Ordinary Shares reserved for purposes of the Company’s 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001) (the “1995 Plan”) to the Orbotech Ltd. Employee Share Ownership and Option Plan (2000) (the “2000 Plan”) be, and it hereby is, ratified and approved effective as of the date hereof;

(b)	that the 1995 Plan be, and it hereby is, amended such that the name of the 1995 Plan, wherever appearing therein, be changed to the “1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003)” and such that the number of Ordinary Shares reserved for purposes thereof, where appearing in Section 2 thereof, be changed to 3,331,068; and

(c)	that the 2000 Plan be, and it hereby is, amended such that the name of the 2000 Plan, wherever appearing therein, be changed to the “Orbotech Ltd. Employee Share Ownership and Option Plan (As Amended, 2003)” and such that the number of Ordinary Shares reserved for purposes thereof, where appearing in Section 3 thereof, be changed to 3,900,000.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 5.    Ratification and Approval of (i) the Engagement of the Chairman of the Board of Directors of the Company as a Consultant and Advisor to the Company and the Payment of Remuneration, including the Grant of an Option, to him in connection therewith; (ii) the Terms, and Payment Pursuant to such Terms, of the Annual Bonus for 2003, and the Grant of an Option, to a Director of the Company, who is also the Chief Executive Officer of the Company; (iii) Changes in the Compensation of, including the Grant of Options to, the Company’s External Directors; (iv) Changes in the Compensation of the other Members of the Audit Committee; and (v) the Application of the Election by the Company of Capital Gains Tax Treatment for Employee Options under Israeli Tax Laws to Options Awarded to Directors of the Company in the Future

The Company is subject to the provisions of the Companies Law, under which the payment of compensation to directors of the Company, including the payment of salaries and benefits to officers of the Company who also serve as directors, requires shareholder approval. Accordingly, each of the following five matters is being presented to shareholders at the Meeting.

(i)    Engagement of the Chairman of the Board of Directors of the Company as a Consultant and Advisor to the Company

The Audit Committee and the Board of Directors have approved a proposal pursuant to which the Company would engage Dr. Shlomo Barak, who is the Chairman of the Board of Directors, as a consultant and advisor to the Company (providing an average of at least nine working days of services per month) to assist it in identifying and creating directions and opportunities for development and expansion of the Company’s business and application of its technology and resources, and to participate in pursuing such opportunities. Dr. Barak has extensive, specialized knowledge and experience in the fields in which the Company operates, and has over the past years devoted significant time consulting informally with management without remuneration. The term of Dr. Barak’s engagement will continue until terminated by either the Company or Dr. Barak on 60 day’s prior written notice. Under this proposal, the Company would compensate him for his services by the payment of $10,000 plus applicable value added tax (“VAT”) per month, commencing January 1, 2003, and the one-time grant to him of an option to purchase 50,000 Ordinary Shares, to which the capital gains tax treatment election (discussed in Item 5(v) below) would apply, at an exercise price per share equivalent to 100% of the closing price of the Ordinary Shares as reported by Nasdaq on the last day immediately preceding the date of the 2003 Annual General Meeting upon which public trading of the Ordinary Shares takes place.

If the proposal is approved by shareholders: (i) the option to Dr. Barak would be granted, as soon as practicable after the Meeting, and would vest, in equal installments, over a four year period beginning as of January 1, 2003, provided that Dr. Barak is still rendering these consulting and advisory services to the Company on each such vesting date. To the extent vested but unexercised, the option would be exercisable for a period of 90 days following termination of Dr. Barak’s engagement however arising, but only to the extent exercisable at termination and not beyond the scheduled expiration date of the option; and (ii) for as long as Dr. Barak serves as a director, the above payment will include any director’s fees from the Company (whether by way of annual or per meeting payments) to which he would otherwise have been entitled. If approved, the option would be granted as part of, and out of shares available for grant under, the 2000 Plan and, subject to the above, on the terms and conditions otherwise applicable to grants made under the 2000 Plan, and Dr. Barak would benefit from the capital gains tax treatment pursuant to Section 102 of the Tax Ordinance discussed in Item 5(v) below. In connection with becoming a paid consultant and advisor, Dr. Barak has resigned from the Remuneration Committee. Dr. Barak currently holds options to purchase a total of 14,000 Ordinary Shares. For further information, see Item 1—Election of Directors—Executive Remuneration.

(ii)    Annual Bonus and Option Grant to the Chief Executive Officer

The Audit Committee and the Board of Directors have approved the annual bonus for 2003 to Mr. Yochai Richter, who is a director and the Chief Executive Officer of the Company, in an amount equivalent to 1% of the net annual profit of the Company for 2003, payable upon approval by the Board of Directors of the Company’s 2003 audited financial statements. No bonus was payable to Mr. Richter in respect of 2002. The Audit Committee and the Board of Directors have also approved the grant to Mr. Richter of an option to purchase 50,000 Ordinary Shares at an exercise price per share equivalent to 100% of the closing price of the Ordinary Shares as reported by Nasdaq on the last day immediately preceding the date of the 2003 Annual General Meeting upon which public trading of the Ordinary Shares takes place and the application of the election of capital gains tax treatment (discussed in Item 5(v) below) with respect to such option. If approved by the shareholders, this option would be granted as soon as practicable after the Meeting. To the extent vested but unexercised, the option would be exercisable for a period of 90 days following termination of Mr. Richter’s employment however arising, but only to the extent exercisable at termination and not beyond the scheduled expiration date of the option. If approved, the option would be granted as part of, and out of shares available for grant under, the 2000 Plan and, subject to the above, on the terms and conditions otherwise applicable to grants made under the 2000 Plan, and Mr. Richter would benefit from the capital gains tax treatment pursuant to Section

102 of the Tax Ordinance discussed in Item 5(v) below. Mr. Richter currently holds options to purchase a total of 275,000 Ordinary Shares. For further information, see Item 1—Election of Directors—Executive Remuneration.

(iii)    Changes in the Compensation of, including the Grant of Options to, the External Directors

In 2000, the Audit Committee, the Board of Directors and the shareholders of the Company resolved to compensate each of the external directors and those members of the Board of Directors who are not, or will in the future cease to be, employees of the Company by an annual payment to each of such directors, for as long as they are directors, of $10,000 plus VAT and a payment of $500 plus VAT for every meeting of the Board of Directors or any committee thereof in which the director participates. In accordance with recent changes to regulations promulgated pursuant to the Companies Law, the Company is now permitted to make certain changes in the compensation of its external directors. In light of the significant additional responsibilities placed upon the members of the Audit Committee (which must include all external directors) as a result of recent corporate governance reforms in the United States, particularly by the Sarbanes-Oxley Act of 2002 and in accordance with recent changes to regulations promulgated thereunder, the Audit Committee and the Board of Directors have resolved, and propose that the shareholders approve, to increase the annual remuneration component payable to each of the external directors from $10,000 plus VAT to $12,500 plus VAT. No change will be made to the fee for participation in meetings. In addition, the Audit Committee and the Board of Directors have also resolved, and propose that the shareholders approve, that in the event that, during their term as external directors, the Company increases the remuneration payable, whether by way of annual compensation or on a per meeting basis, to any “other directors”, as such term is defined in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors, each external director will be entitled, without further shareholder approval, to receive additional remuneration, if necessary, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such “other directors” as annual compensation or as compensation for participation in meetings, respectively.

Furthermore, in November 2001, the shareholders approved the grant of an option to purchase 7,250 Ordinary Shares to each of the directors of the Company other than the Chief Executive Officer (who was awarded an option to purchase 125,000 Ordinary Shares) and the external directors (who, under Israeli law, were ineligible to receive additional options at that time). In accordance with the abovementioned recent changes in Israeli law permitting the Company to make certain changes in the compensation of its external directors, the Audit Committee and the Board of Directors have resolved, subject to the external directors being re-elected at the Meeting and to shareholder approval, to grant each of the external directors as soon as practicable after the Meeting an option to purchase 7,250 Ordinary Shares and to apply the election of capital gains tax treatment (discussed in Item 5(v) below) with respect to such options. If so approved, these options would, subject to their expiration, as proposed below, be on identical terms and conditions (including their vesting and expiration dates) as the options awarded to the non-employee directors in November 2001, and at the same exercise price as those options (which was $22.27 per share), regardless of whether the market price of the Ordinary Shares immediately prior to the Meeting is higher or lower than that amount. On May 19, 2003, the closing price of the Ordinary Shares on Nasdaq was $14.99 per share, and it is anticipated that the exercise price for these options will be higher than the market price of the Ordinary Shares at the time of the Meeting. If approved, these options would be granted as part of, and out of shares available for grant under, the 2000 Plan and, subject to this Item 5(iii), on the terms and conditions otherwise applicable to grants made under the 2000 Plan, and the external directors would benefit from the capital gains tax treatment pursuant to Section 102 of the Tax Ordinance discussed in Item 5(v) below. Each of the external directors currently holds an option to purchase 6,750 Ordinary Shares. For further information, see Item 1—Election of Directors—Executive Remuneration.

The Audit Committee and the Board of Directors have also resolved, and propose that the shareholders approve, that in the event that, during their term as external directors, the Company grants additional options to purchase Ordinary Shares to any “other directors”, as such term is defined in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors, each external director will, without further shareholder approval, be granted additional options to purchase such number of additional Ordinary Shares as is equal to the average number of additional Ordinary Shares subject to the options being granted to such “other directors” and on substantially similar terms.

Under Israeli law, the external directors may serve only two three-year terms in that capacity, after which they may not serve on the Board of Directors until two years have passed from the time they ceased to serve as external directors. In the case of the Company’s external directors, their second term of office will expire three years from the date of their re-election at the Meeting (assuming they are re-elected). Accordingly, it is proposed that, subject to each of the external directors being re-elected at the Meeting and serving his full term of office (or, if less than his full term, if such failure to serve his full term is by reason of death or disability), the proposed options to purchase 7,250 Ordinary Shares will remain valid and exercisable until November 7, 2006, even though the external directors would by then have ceased to be members of the Board of Directors. Any additional options which may be granted to the external directors as aforesaid would remain valid and exercisable for a period of one year following the expiration of the external director’s term of office (or its earlier termination if such termination is by reason of death or disability), but only to the extent exercisable at such expiration or termination and not beyond the scheduled expiration date of the option (which pursuant to current policy is five years from the date of grant).

(iv)    Changes in the Compensation of the other Members of the Audit Committee

Under Israeli law, the Audit Committee is not required to be comprised solely of external directors, and from time to time other, non-external, directors may serve on the Audit Committee. At present, one other director of the Company who is not an external director serves on the Audit Committee. In light of the significant additional responsibilities placed upon all members of the Audit Committee as discussed in Item 5(iii) above, the Audit Committee and the Board of Directors have resolved, and propose that the shareholders approve, to change the remuneration payable to the current member of the Audit Committee who is not an external director in a manner identical to that proposed above for the external directors, namely by an increase of the annual compensation component from $10,000 plus VAT to $12,500 plus VAT. No change is proposed to be made to the fee for participation in meetings by, nor are any additional options proposed to be awarded to, such director. The Audit Committee and the Board of Directors have also resolved, and propose that the shareholders approve, that the remuneration payable to any other non-external director who may in the future serve on the Audit Committee shall be identical to that proposed above for the external directors, namely an annual payment of $12,500 plus VAT and a payment of $500 plus VAT for every meeting of the Board of Directors or any committee thereof in which such directors participate, as such amount may be increased as described in Item 5(iii) above.

(v)    Approval of Share Option Taxation Treatment for Grants to Directors (including Directors who also Serve as Officers of the Company)

On January 1, 2003 a comprehensive tax reform took effect in Israel. Under the reform, options granted through a trustee under the 2000 Plan to employees (which term, under Section 102 of the Tax Ordinance, now includes directors) pursuant to such section beginning January 1, 2003, may, upon election by the awarding company, be designated for either capital gains or employment income tax treatment. Should the awarding company elect the employment income route, gains realized by the optionee would be taxed as employment income at the employee’s marginal rate and would be subject to national insurance and health insurance levies, including the corresponding contributions by the employer. In addition, all such gains would, as under the previously existing tax arrangements with respect to options granted to employees, be recognized as a deductible expense to the awarding company. However, should the awarding company elect the capital gains route, the gain would generally be taxed at a flat capital gains tax rate of 25% and no national insurance or health insurance levies would apply, but these gains would not be recognized as a deductible expense to the awarding company.

Pursuant to the tax laws in effect prior to January 1, 2003, options awarded to directors who were not employees could not be made pursuant to Section 102 of the Tax Ordinance nor could gains realized by them be recognized as a deductible expense to the awarding company. Under the reform, the term “employee” was defined, for purposes of Section 102 of the Tax Ordinance, to include directors, so that directors are now eligible to receive option awards through a trustee pursuant to Section 102 of the Tax Ordinance. The awarding company may not alter its election of taxation route (as described above) until at least the end of the calendar year following that in which the first option award is made under the election, and the election will govern all options awarded to employees through a trustee during this period. A company could also award options to employees (which, as now defined, includes directors) other than through a trustee, in which case gains realized by the optionee would generally be taxed as employment income at his or her marginal rate but would not be allowed as a deductible expense to the awarding company.

The Audit Committee and Board of Directors have elected that options awarded to employees (including, subject to shareholder approval, to directors) under the 2000 Plan beginning January 1, 2003, be designated for capital gains tax treatment, and the Board of Directors has also resolved that in determining the number of options to be granted to grantees in the future, the tax implications of this election, including the benefit it affords to grantees, shall be taken into account.

It is proposed that the shareholders approve that, until a different election is made, this election shall also apply to any grants to directors of the Company, including directors who also serve as officers of the Company, which may hereafter be approved by shareholders.

It is proposed that at the 2003 Annual General Meeting the following resolution be adopted:

“RESOLVED to ratify and approve the resolutions of the Audit Committee and the Board of Directors pertaining to:

(a)	the engagement of Dr. Shlomo Barak, who is the Chairman of the Board of Directors of the Company, as a consultant and advisor to the Company and the payment of remuneration, including the grant of an option to purchase 50,000 Ordinary Shares, to him in connection therewith and the application of the election of capital gains tax treatment under Israeli tax laws with respect to such option;

(b)	the terms, and payment pursuant to such terms, of the annual bonus for 2003 to Mr. Yochai Richter, who is a director and the Chief Executive Officer of the Company, and the grant to Mr. Richter of an option to purchase 50,000 Ordinary Shares and the application of the election of capital gains tax treatment under Israeli tax laws with respect to such option;

(c)	changes in the compensation of, including the grant of an option to purchase 7,250 Ordinary Shares to each of, the external directors and the application of the election of capital gains tax treatment under Israeli tax laws with respect to such options;

(d)	changes in the compensation of the other members of the Audit Committee of the Board of Directors as shall serve from time to time; and

(e)	the application of the Company’s election of capital gains tax treatment under Israeli tax laws in respect of shares and/or options awarded by the Company to directors of the Company, including directors who also serve as officers of the Company, under the 2000 Plan through a trustee after the date of the Company’s 2003 Annual General Meeting of Shareholders.”

Each of the five matters which are the subject of the above resolution will be voted upon separately at the Meeting. In the event that not all of these matters are approved by the shareholders, the resolution as adopted will reflect only those matters which are approved.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

SHAREHOLDER PROPOSALS

All shareholder proposals which are intended to be presented at the 2004 Annual General Meeting of Shareholders must be received by the Company no later than January 24, 2004.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, but if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

`
/s/ Shlomo Barak

/s/ Yochai Richter

Shlomo Barak Chairman of the Board of Directors	Yochai Richter Chief Executive Officer

Dated: May 23, 2003

ORBOTECH LTD.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 26, 2003

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints DR. SHLOMO BARAK and MR. YOCHAI RICHTER, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all Ordinary Shares of ORBOTECH LTD. (the “Company”), standing in the name of the undersigned at the close of business on May 19, 2003, at the 2003 Annual General Meeting of Shareholders of the Company to be held at the Company’s principal offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, on Thursday, June 26, 2003, at 10:00 a.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ORBOTECH LTD.

June 26, 2003

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

ê    Please detach and mail in the envelope provided.    ê

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

							FOR	AGAINST	ABSTAIN
1. Election of Class ll Directors and External Directors:				2.		APPROVAL OF PROPOSAL TO RECEIVE AND CONSIDER THE DIRECTORS’ REPORT AND TO RECEIVE, CONSIDER AND APPROVE THE AUDITORS’ REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY:	☐	☐	☐
☐	FOR ALL NOMINEES	O Dr. Shiomo Barak O Mr. Uzia Galil O Dr. Shimon Ullman O Dr. Michael Anghel O Mr. Gideon Lahav	Class II Director Class ll Director Class ll Director External Director External Director

☐	WITHHOLD AUTHORITY FOR ALL NOMINEES			3.		APPROVAL OF PROPOSAL TO RE-APPOINT KESSELMAN & KESSELMAN AS AUDITORS OF THE COMPANY AND TO AUTHORIZE THE BOARD OF DIRECTORS TO DETERMINE THE REMUNERATION OF SAID AUDITORS PROVIDED SUCH REMUNERATION IS ALSO APPROVED BY THE AUDIT COMMITTEE:	☐	☐	☐

☐	FOR ALL EXCEPT (See instructions below)
4.

APPROVAL OF PROPOSAL TO TRANSFER 600,000 ORDINARY SHARES RESERVED FOR PURPOSES OF THE 1995 INCENTIVE STOCK PLAN FOR KEY EMPLOYEES OF ORBOTECH LTD.’S SUBSIDIARIES (AS AMENDED, 1997, 1998, 1999, 2000, 2001) TO THE ORBOTECH LTD. EMPLOYEE SHARE OWNERSHIP AND OPTION PLAN (2000):

							☐	☐	☐

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee for whom you wish to withhold authority as shown here: ●
				5.		RATIFICATION AND APPROVAL OF RESOLUTIONS OF THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS PERTAINING TO:

(I)

ENGAGEMENT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS AS A CONSULTANT AND ADVISOR TO THE COMPANY AND PAYMENT OF REMUNERATION, INCLUDING THE GRANT OF AN OPTION, TO HIM IN CONNECTION THEREWITH AND ELECTION OF CAPITAL GAINS TAX TREATMENT WITH RESPECT TO THE OPTION:

							☐	☐	☐
(II)

THE TERMS, AND PAYMENT PURSUANT TO SUCH TERMS, OF THE ANNUAL BONUS FOR 2003, AND THE GRANT OF AN OPTION, TO A DIRECTOR OF THE COMPANY, WHO IS ALSO THE CHIEF EXECUTIVE OFFICER OF THE COMPANY, AND ELECTION OF CAPITAL GAINS TAX TREATMENT WITH RESPECT TO THE OPTION:

							☐	☐	☐
					(III)	CHANGES IN COMPENSATION OF, INCLUDING THE GRANT OF OPTIONS TO, THE TWO EXTERNAL DIRECTORS OF THE COMPANY AND ELECTION OF CAPITAL GAINS TAX TREATMENT WITH RESPECT TO THE OPTIONS:	☐	☐	☐
					(IV)	CHANGES IN COMPENSATION OF OTHER MEMBERS OF THE AUDIT COMMITTEE:	☐	☐	☐
					(V)	APPLICATION OF THE ELECTION BY THE COMPANY OF CAPITAL GAINS TAX TREATMENT FOR EMPLOYEE OPTIONS UNDER ISRAELI TAX LAWS TO OPTIONS AWARDED TO DIRECTORS IN THE FUTURE:	☐	☐	☐

To change the address on your account, please check the box ☐ at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				6.

OTHER MATTERS: Discretionary authority is hereby granted with respect to such other matters as may properly come before the Meeting or any adjournment thereof. Any and all proxies heretofore given are hereby revoked.

The shares represented by this Proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the nominees as directors and “FOR” Items 2,

3, 4 and 5 listed above. Matters covered by Item 6 will be voted by the persons designated as proxies in their judgment.

Signature of Shareholder _______________________ Date: _______	Signature of Shareholder _______________________ Date: _______

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. The above-signed hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Amichai Steinberg

Amichai Steinberg Corporate Vice President for Finance and Chief Financial Officer

Date:    July 1, 2003